SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

HIGHWAY HOLDINGS LIMITED

 (Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

 (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on August 15, 2016.

HIGHWAY HOLDINGS LIMITED

RESULTS OF ANNUAL GENERAL MEETING

On August 15, 2016, Highway Holdings Limited (the “Company”) held its Annual General Meeting of Shareholders at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A. At the Annual General Meeting, the Company’s shareholders approved and ratified (i) the election of the incumbent Class III directors, Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim, as Class III directors to serve until the 2019 Annual General Meeting of Shareholders and until their successors are duly elected and qualified, and (ii) the appointment by the Board of Directors of Deloitte Touche Tohmatsu as the independent accountants of the Company for the fiscal year ending March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2016	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer